UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CLINICAL DATA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

18725U109

(CUSIP Number)

Herschel S. Weinstein Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022 (212) 421-7850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1012

April 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18725U109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS FOREST LABORATORIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Item 4.

CUSIP No. 18725U109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS FL HOLDING C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	See Item 4.

CUSIP No. 18725U109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS FLI INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	See Item 4.

CUSIP No. 18725U109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DOGWOOD HOLDING CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Item 4.

1	NAMES OF REPORTING PERSONS MAGNOLIA ACQUISITION CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Item 4.

CUSIP No. 18725U109	SCHEDULE 13D

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 4, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on March 28, 2011 (the “Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed on April 4, 2011 (“Amendment No. 2,” and, together with the Original 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). The Original 13D was filed on behalf of Magnolia Acquisition Corp., a Delaware corporation (the “Purchaser”); FL Holding C.V., a limited partnership organized under the laws of the Netherlands (“Parent”); FLI International LLC, a Delaware limited liability company (“FLI International”); and Forest Laboratories, Inc., a Delaware corporation (“Forest”). In addition, this Amendment No. 3, Amendment No. 2 and Amendment No. 1 were also filed on behalf of Dogwood Holding Corp., a Delaware corporation (“Dogwood”). This Amendment No. 3 relates to the common stock, par value $0.01 per share, of Clinical Data, Inc., a Delaware corporation (“Clinical Data”). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings set forth in the Original 13D and any amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented to include the following:

“On April 13, 2011, Forest consummated the acquisition of Clinical Data through the merger of the Purchaser with and into Clinical Data. Clinical Data is the surviving corporation in the Merger and is a wholly-owned subsidiary of Dogwood. The aggregate purchase price paid for the acquisition of Clinical Data was approximately $1.27 billion in cash.”

Item 4. Purpose of Transaction

The text preceding the heading “Support Agreement” in subsection (a)–(b) of Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

“(a)–(b) On February 22, 2011, Forest entered into an Agreement and Plan of Merger, as amended by Amendment No. 1, dated April 4, 2011 (as amended, the “Merger Agreement”) with Parent, the Purchaser and Clinical Data. Pursuant to the terms of the Merger Agreement, on April 13, 2011, the Purchaser was merged with and into Clinical Data through a short-form merger under Section 253 of the Delaware General Corporation Law, with Clinical Data continuing as the surviving corporation (the “Merger”).

The transaction was consummated through a tender offer (the “Offer”) by the Purchaser to acquire (i) all of the outstanding shares of common stock, $0.01 par value per share, of Clinical Data (the “Shares”) for (A) $30.00 per Share (the “Upfront Consideration”), net to the holder thereof in cash and less any withholding taxes, and (B) contingent consideration of up to $6.00 per share (the “CVR Consideration”) that may be paid pursuant to the terms of the Contingent Value Rights Agreement described below, (ii) all of the outstanding warrants to purchase Shares that have exercise prices of $36.00 per Share or less (the “In-the-Money Warrants”) for the consideration set forth in the Merger Agreement, and (iii) all of the outstanding convertible promissory notes (the “Company Notes,” and together with the Shares and the In-the-Money Warrants, the “Securities”) issued by Clinical Data on February 25, 2009 in the aggregate principal amount of $50,000,000, for the consideration set forth in the Merger Agreement.

The Purchaser converted the Company Notes it acquired in the Offer into 6,110,599 Shares. Following conversion of the Company Notes, the Purchaser had an aggregate ownership of over 90% of the outstanding Shares on a fully-diluted basis.

The Offer expired at 12:00 midnight, New York City time, on Monday April 11, 2011. On April 12, 2011, the Purchaser accepted for purchase all Securities that were validly tendered and not validly withdrawn in accordance with the terms of the Offer. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Forest that as of the expiration of the

CUSIP No. 18725U109	SCHEDULE 13D

Offer, approximately 27,868,256 Shares; 93,556 2005 Warrants; 113,817 2006 Warrants; 757,461 2008 Warrants; 1,527,650 Series A 2009 Warrants; 1,527,650 Series B 2009 Warrants; and $50,000,000 aggregate principal amount of Company Notes, which are convertible into 6,110,599 Shares, were validly tendered and not validly withdrawn prior to the expiration of the Offer. The Securities validly tendered and not validly withdrawn represented approximately 82.8% of the Shares on a fully-diluted basis. Payment for such Securities has been made in accordance with the terms of the Offer. Immediately following payment for the Securities tendered in the Offer, and conversion of the Company Notes acquired in the Offer, the Merger was consummated and Clinical Data became a wholly-owned subsidiary of Dogwood. In the Merger, each share of common stock of the Purchaser was converted into the one share of Clinical Data common stock. Consequently, following the consummation of the Merger, there were 10,000 shares of Clinical Data common stock outstanding, 100% of which were owned by Dogwood.

As a result of the Merger, any Shares not tendered in the Offer (other than Shares held by the Purchaser or Clinical Data, or Shares held by Clinical Data stockholders who have and validly exercise appraisal rights under Delaware law) were canceled and converted into the right to receive the same consideration that was paid for such Shares in the Offer. Additionally, as a result of the Merger, all outstanding warrants issued by Clinical Data and exercisable for the common stock of Clinical Data were, as permitted by the terms thereof, canceled and converted into the right to receive the same consideration per warrant that would have been paid in the Offer.

Item 3 is incorporated by reference into this Item 4.”

Subsections (c)–(j) of the Schedule 13D are amended and restated to read in their entirety as follows:

“(c)–(d)–(e)–(f)–(g) Due to the consummation of the Merger, each share of common stock of the Purchaser was converted into the one share of Clinical Data common stock and therefore, following the consummation of the Merger, there were 10,000 shares of Clinical Data common stock outstanding, 100% of which were owned by Dogwood. Following the consummation of the Merger, the directors and officers of the Purchaser became the directors and officers of Clinical Data and the certificate of incorporation and by-laws of the Purchaser became the certificate of incorporation and by-laws of Clinical Data. The Forest Group intends to integrate the operations of the Clinical Data business into the operations of the Forest Group generally.

(h) Due to the consummation of the Merger, Clinical Data will request that the Nasdaq Global Market (the “Nasdaq”) file with the United States Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration Under Section 12(b) on Form 25 to delist and deregister Clinical Data’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. Trading of the Shares on the Nasdaq will be suspended as of the opening of trading the day following such request. Clinical Data expects to file a Form 15 with the SEC, suspending its reporting obligations under Section 12 and 15 of the Securities Act of 1934, as amended.

(i) Due to the consummation of the Merger, Clinical Data’s common stock has become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreement, none of the Forest Group entities has, and to the best of the Forest Group entities’ knowledge, none of the individuals named in Schedule A have, any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of this Amendment No. 3 (although the Forest Group reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Support Agreement and the CVR Agreement is qualified in its entirety by reference to the full texts of these agreements, the terms of which are incorporated herein by reference to Exhibits 1, 2 and 3, respectively, of the Original 13D and Exhibit 6 of Amendment No. 2.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

“(a)–(b) As a result of the consummation of the Offer and the Merger, Dogwood beneficially owns and may be deemed to have shared voting power and dispositive power with respect to, and each Forest Group entity other than the Purchaser may be deemed to beneficially own and have shared voting and dispositive power with respect to 10,000 shares of Clinical Data as the surviving corporation in the Merger, which represents 100% of the outstanding shares of Clinical Data as the surviving corporation in the Merger. As a result of the Merger, the separate corporate existence of the Purchaser has ceased, and therefore the Purchaser owns no shares of Clinical Data and has no authority to vote or direct the vote for any shares of Clinical Data. Except as set forth in this Item 5(a), none of the Forest Group entities and, to the knowledge of the Forest Group entities, no person named in Schedule A beneficially owns any shares of Clinical Data. The information set forth in Item 2 is incorporated by reference into this Item 5(b).

CUSIP No. 18725U109	SCHEDULE 13D

(c) Other than as described above, since the filing of Amendment No. 2 on April 4, 2011, there have been no transactions in the Shares effected by any of the Forest Group entities, or, to the best of the knowledge of the Forest Group entities, any person or entity identified on Schedule A hereto.

(d) To the best of the knowledge of the Forest Group entities, no other person who the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Forest Group entities.

(e) As a result of the termination of its corporate existence in connection with the Merger, the Purchaser ceased to be the beneficial owner of any securities of Clinical Data.”

CUSIP No. 18725U109	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Forest Laboratories, Inc.

By:	/s/ David Solomon
Name:	David Solomon
Title:	Senior Vice President—Corporate Development and Strategic Planning
Date:	April 13, 2011

FLI International LLC

By:	/s/ David Solomon
Name:	David Solomon
Title:	Vice President
Date:	April 13, 2011

FL Holding CV

By FLI International LLC, its General Partner

By:	/s/ David Solomon
Name:	David Solomon
Title:	Vice President
Date:	April 13, 2011

Dogwood Holding Corp.

By:	/s/ David Solomon
Name:	David Solomon
Title:	Vice President
Date:	April 13, 2011

Magnolia Acquisition Corp.

By:	/s/ David Solomon
Name:	David Solomon
Title:	Vice President
Date:	April 13, 2011